Mail Stop 4561

March 13, 2008

E. Eugene Sharer
President
Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850

> **Re:** **Airbee Wireless, Inc.**
> **Form 8-K/A filed on March 10, 2008**
> **File No. 000-50918**

Dear Mr. Sharer:

We have reviewed your response to our letter dated January 11, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 11, 2008.

Form 8-K/A filed on March 10, 2008

1.   We note the disclosure in your Form 8-K/A filed on March 10, 2008 that your Chief Accounting Officer concluded that previously issued financial statements in its Forms 10-QSB for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 should be "updated and corrected." The 4.02 8-K must specifically state that the financial statements should "no longer be relied upon." Please amend your filing accordingly.

2.   Tell us more about the prepaid consulting account in the equity section of your balance sheet that you refer to in your response to our prior comment number 2. In this regard, further elaborate on the accounting for the material services agreement with your investment and strategic advisor that lead to your restated Form 10-QSBs including a specific citation of the authoritative accounting literature relied upon.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

If you have any questions, please call Jason Niethamer at (202) 551-3855 or me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief